                                                                     [NERA LOGO]

                                           NERA ASA

                                           Postal Address
                                           P.O. Box 7090, N-5020 BERGEN, Norway,
PRESS RELEASE, 30 April 2002               Office Address
                                           Kokstadvn. 23, BERGEN, Norway,
                                           Tel.No.  +47 55 22 5100
                                           Fax.No.   +47 55 22 5299
                                           Head Office
                                           Nera ASA, 5020 BERGEN
                                           Register of Business Enterprises
                                           NO 944 536 949 MVA


NERA ASA:  Q1 2002 RESULTS

NERA ASA (OSE: NER, NASDAQ: NERAY) HAD A NEGATIVE OPERATING INCOME IN THE FIRST QUARTER OF 2002, AS THE WEAK DEVELOPMENT IN THE TELECOMMUNICATIONS MARKETS LED TO REDUCED TURNOVER AND LOWER PRICES FOR THE TRANSMISSION NETWORKS BUSINESS AREA. NERA'S OTHER BUSINESS AREAS, SATELLITE COMMUNICATIONS AND WIRELESS BROADBAND ACCESS, HAVE SEEN POSITIVE DEVELOPMENTS. NERATEL, SINGAPORE HAS ALSO HAD A POSITIVE DEVELOPMENT AND DELIVERS VERY SOLID RESULTS. THE MARKET FOR NERA'S TERRESTRIAL PRODUCTS IS STILL DIFFICULT. THE COMPANY CONTINUES ITS COST REDUCTION INITIATIVES.

-        Operating income per Q1: (42,5) MNOK against 16,7 MNOK in Q1 2001

-        Income before tax per Q1: (35,6) MNOK against 39,9 MNOK in Q1 2001

- Transmission Networks booked new orders for MNOK 309 and had an operating income of (53,4) MNOK in Q1

- Satellite Communications strengthened its market position with a satisfactory volume of fresh orders in Q1

- Wireless Broadband Access increased business volumes and kept costs under control

- Nera continued to improve its balance sheets in Q1, and showed a positive cash flow in the first three months of 2002.

Figures in MNOK             Q1-02       Q1-01       Q1-01      2001
                                          (PRO FORMA)
Orders received               632         958         703        2277
Operating revenues            681         1000        724        2893
Operating income            (42,5)        16,7       (9,4)       (432)
Income before tax           (35,6)        39,9       21,3        (448)
Earnings per share, NOK     (0,29)        0,13       0,14       (3,02)

 - The first quarter proved challenging, and we are not satisfied with the results we are presenting today, says Bjorn Ove Skjeie, CEO of Nera ASA. He continues: - The market development for our terrestrial activities poses us with great challenges. We are seeing certain signs of improvement, but the uncertainty surrounding further developments in 2002 is high. We are therefore carrying out cost reduction initiatives, but at the same time focus on strengthening our market position, says Skjeie.

WEAK ORDER INTAKE FOR TRANSMISSION NETWORKS

Transmission Networks booked new orders for MNOK 309 in Q1, i.e. MNOK 202 less than Q1 2001. Nera are seeing signs of increased market activities, i.a. in connection with 3G developments, but does not expect a notable improvement in incoming orders for Q2.

Transmission Networks' operating revenues in Q1 was MNOK 378, compared to MNOK 564 in Q1 2001. The Latin American and European markets have had the weakest development, while the trend in Asia is somewhat more positive. Operating income for Q1 was MNOK (53.5), compared to MNOK 50.4 for Q1 2001.

                                                                     [NERA LOGO]


STRENGTHENED MARKET POSITION FOR SATELLITE COMMUNICATIONS
The Satellite Communications business area booked new orders for MNOK 174 in Q1, compared to MNOK 239 in Q1 2001. The Nera WorldCommunicator has met with great demand during Q1. Meanwhile, the maritime market has developed positively, and Nera has also received orders for several new earth stations.

Satellite Communications had operating revenues of MNOK 161 in Q1, which is comparable to the corresponding period last year. The SatCom business area had an operating result for Q1 of MNOK 14.4, compared to MNOK 16.7 for the same period last year. The operating results yield an operating profit margin of 8.9 percent, which is somewhat below the company's long-term goal. The discrepancy is due to costs in connection with restructuring efforts. Nera still upholds its goal of obtaining a double-digit operating margin for the Satellite Communications business area in 2002.

STRICT COSTS CONTROL AND MARKET IMPROVEMENT FOR WIRELESS BROADBAND ACCESS Wireless Broadband Access developed better than expected during Q1. The company booked orders for MNOK 36, compared to roughly MNOK 2 in the same period last year. Prime contributors to the positive development are increased interest in Europe for building broadband solutions and broadband via satellite solutions in Asia.

The business area had operating revenues of MNOK 20 in Q1, which yielded operating results of MNOK (16.7), compared to MNOK (68.3) for the same period last year.

FUTURE PROSPECTS
 - A consistently low business volume for Transmission Networks leads us to expect a negative result for Q2 as well. Unless the order intake for the Transmission Networks area improves considerably in the course of the second quarter, avoiding a negative result for 2002 as a whole will prove very challenging, comments Nera CEO Bjorn Ove Skjeie.

Nera expects increased activity in i.a. the 3G markets in the time ahead. The co-operation agreement Nera signed with Nokia at the start of Q2 is also expected to increase demand for Nera's SDH-products and yield positive effects.

 - The level of costs within the Wireless Broadband Access business area is under control, and the business volume is developing better than anticipated. We are not expecting any considerable increase in sales volume from this part of our operations in the current year. Yet, the positive development strengthens our belief that this market will be profitable within a somewhat longer timeframe, says Skjeie.

 - The Satellite Communications business area has presented a number of positive product and market news. We expect to further strengthen our position as the leading supplier of satellite communications based on the Inmarsat system in the course of 2002, says Bjorn Ove Skjeie.

ABOUT NERA:
Nera is a world-leading global supplier, developing, manufacturing and selling fixed, wireless and satellite communication equipment and systems.. The company designs, develops, manufactures and market point-to-point and point-to-multipoint radio link equipment. satellite terminals and land earth stations for mobile and fixed satellite communications. Nera is a major supplier to INMARSAT. The Company is listed on NASDAQ in New York (ticker: NERAY) and on the Oslo Stock Exchange. Nera ASA has an associated company, Nera Telecommunications Ltd., listed in the Singapore Exchange Ltd. (ticker: Nera Tel).


For further information, please contact
CIO Helge Skaar, +47 55 22 58 20 (work); +47 90 14 20 40 (mobile); e-mail
hsk@nera.no

Or www.nera.no

                               INCOME STATEMENTS

(Amounts in NOK mill.)                          1ST QUARTER  1ST QUARTER    1ST QUARTER    YEAR
                                                                 2001
                                                    2002       PROFORMA*        2001       2001
------------------------------------------------------------------------------------------------
ORDERS RECEIVED                                     631.8        957.8         702.9     2,277.4
SALES REVENUE                                       680.7      1,000.2         723.8     2,893.3
Operating expenses                                 -623.6       -866.1        -620.1    -2,626.6
Depreciation                                        -20.8        -25.3         -21.0       -87.9
------------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE R&D                          36.3        108.8          82.7       178.8
------------------------------------------------------------------------------------------------
Research and Development                            -78.8        -92.1         -92.1      -346.9
------------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE RESTRUCT.
AND WRITEDOWNS                                      -42.5         16.7          -9.4      -168.1
------------------------------------------------------------------------------------------------
Restruct. and writedowns                                0          0.0           0.0      -264.0
------------------------------------------------------------------------------------------------
OPERATING INCOME                                    -42.5         16.7          -9.4      -432.1
------------------------------------------------------------------------------------------------
Income from investments in associated comp.          -0.4         -0.4           8.7        30.2
Writedown of project financing                          0          0.0           0.0      -106.1
Net financial items                                   7.2         23.6          21.9        59.8
------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES AND MINORITY INTEREST           -35.7         39.9          21.3      -448.3
------------------------------------------------------------------------------------------------
Taxes                                                10.8        -13.9          -4.3        81.3
------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                   -24.9         26.0          17.0      -367.0
------------------------------------------------------------------------------------------------
Minority interest                                   -10.6         -9.7           0.0        -3.7
------------------------------------------------------------------------------------------------
NET INCOME (LOSS) AFTER MINORITY INTEREST           -35.5         16.3          17.0      -370.7
------------------------------------------------------------------------------------------------

                        BALANCE SHEETS

(Amounts in NOK mill.)                       31.03.02      31.12.01       31.03.01      31.03.01
                                                                        PROFORMA            *
------------------------------------------------------------------------------------------------
Deferred tax assets                            140.3         113.5                         25.8
Goodwill                                        22.5          23.7                        118.2
Property, plant, equipment                     257.7         268.1                        195.6
Financial non-current assets                   213.4         219.9                        425.1
------------------------------------------------------------------------------------------------
NON-CURRENT ASSETS                             633.9         625.2           0.0          764.6
------------------------------------------------------------------------------------------------
Inventories                                    493.9         534.7                        343.1
Trade receivables                              604.4         781.6                        721.2
Other receivables                              362.5         375.2                        406.3
Cash and cash equivalents                      730.8         899.5                      1,325.4
------------------------------------------------------------------------------------------------
CURRENT ASSETS                               2,191.7       2,591.0           0.0        2,796.0
------------------------------------------------------------------------------------------------
TOTAL ASSETS                                 2,825.6       3,216.2           0.0        3,560.6
------------------------------------------------------------------------------------------------
Shareholder's equity                         1,688.8       1,728.1                      1,996.7
Long-term liabilities                           80.7         101.8                         95.4
Current liabilities                          1,056.2       1,386.3                      1,468.6
------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                 2,825.6       3,216.2           0.0        3,560.6
------------------------------------------------------------------------------------------------

Interest bearing current liabilities             7.8         192.3         251.4          251.4
Interest bearing long-term liabilities           7.6           8.4
Minority interest of equity                    167.6         157.1
------------------------------------------------------------------------------------------------

                             STATEMENTS OF CASH FLOW

(Amounts in NOK Mill.)                                       1ST QUARTER  1ST QUARTER   1ST QUARTER      YEAR
                                                                           2002 EXCL.
                                                                  2002      SINGAPORE       2001          2001
--------------------------------------------------------------------------------------------------------------
Net income (loss)                                                -24.9        -46.2         17.0        -367.0
Depreciation                                                      20.8         16.4         21.0          87.9
Writedowns on goodwill and other non-current assets               -1.9         -1.9                      236.4
Change in inventories, account receivables/payables
and other working capital items                                  124.6         94.4         34.8         -77.9
Other adjustments to operation activities                        -86.6        -67.0        -20.1        -205.9
--------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES               31.9         -4.3         52.7        -326.5
--------------------------------------------------------------------------------------------------------------
Proceeds from sale of property, plant and equipment                0.9          0.9          0.2           1.0
Capital expenditures                                             -13.7        -10.8        -30.6        -129.1
Other investments and sales                                        7.9          7.2        -15.4         135.1
--------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES               -4.8         -2.7        -45.8           7.0
--------------------------------------------------------------------------------------------------------------
Proceeds from issuance of shares                                                             2.5           5.2
Changes, own shares                                                                                      -26.8
Dividends paid                                                                                           -27.1
Net change in debt                                              -185.3       -184.5         -2.1         -59.6
--------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES             -185.3       -184.5          0.4        -108.3
--------------------------------------------------------------------------------------------------------------
Effect of changes in currency exchange rates                     -10.4        -11.6         -2.2           7.0
--------------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                         -168.6       -203.1          5.1        -420.8
--------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD         899.5        795.7      1,320.3       1,320.3
--------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD               730.9        592.6      1,325.4         899.5
--------------------------------------------------------------------------------------------------------------

                                                                     [NERA LOGO]

NERA ASA: QUARTERLY REPORT Q1 2002


NERA PRODUCED A NEGATIVE OPERATING INCOME IN THE FIRST QUARTER OF 2002 AS A RESULT OF LOW VOLUMES AND PRICE PRESSURE IN THE TRANSMISSION NETWORKS BUSINESS AREA. SATELLITE COMMUNICATIONS ACHIEVED SATISFACTORY RESULTS AND IMPROVED SALES IN THE FIRST QUARTER COMPARED TO THE SAME PERIOD LAST YEAR. AT THE SAME TIME, BROADBAND ACTIVITIES INCREASED, AND COSTS ARE UNDER CONTROL. NERA TEL, SINGAPORE, DELIVERED SOLID RESULTS FROM SATISFACTORY BUSINESS VOLUMES. IN THE SHORT RUN, THE MARKET FOR TERRESTRIAL ACTIVITIES STILL LOOKS DIFFICULT. THE COST REDUCTION PROCESSES THAT WERE INITIATED DURING THE SECOND HALF OF 2001 HAVE CONTINUED INTO 2002, AND, AT THE SAME TIME, OTHER INITIATIVES TO IMPROVE THE COMPANY'S PROFIT MARGINS HAVE BEEN STARTED.

The Nera Group experienced a decrease in new orders of 34 per cent when compared to the same period last year. Sales were down 32 percent.

Transmission Networks markets have not improved during the first quarter. This is reflected in a low number of new orders and in sales. European and Latin American markets have been particularly challenging, whilst Asia developed somewhat better. An underlying market activity increase has been noted, even within 3G networks in Europe. Yet, it remains to be seen when this will materialise in an increased order intake. Initiatives to counter the price pressure and low business volume have been started. Both efforts to improve product margins and efforts to reduce fixed costs are under consideration.

Scandinavia is in a front position when it comes to planning of 3G networks. Nera has entered into several frame agreements and has delivered test build-outs for 3G in the region. The new transmission product for main backbone networks, Nera InterLink, was commercially launched and delivered in the first quarter. This is the most up-to-date product in this segment and will become Nera's main product during the year.

Demand for satellite phones has been good during the quarter. The maritime market proved better than expected, and the sales of Nera WorldCommunicator were favourable. Several new orders for Land Earth Stations (LES) were placed from, among others, a Singaporean customer. Tests of Nera's new communications solution for ships, F77, were also successfully carried out. F77 allows ships for the first time to utilise packet switched data. The solution will be launched commercially in the second quarter. The restructuring of the Satellite Communications business area has continued into the first quarter of 2002, and has contributed to further reduction of costs.

Broadband activities focus on specifically selected markets in Europe and Asia. Even though demand is still low and the market is immature, there is considerable interest for wireless broadband solutions. In Norway, Nera entered into a partnership agreement with BaneTele, which has already produced several contracts for local broadband solutions, and Nera Broadband Satellite has won new contracts for delivery of satellite based broadband solutions i.a. in Asia. The co-operation with Telenor on future oriented wireless broadband alternatives is also developing positively.

                                                                     [NERA LOGO]

INCOME STATEMENTS, BALANCE SHEETS, LIQUIDITY AND EQUITY

As at the end of first quarter, The Nera Group had accumulated operating revenues of 681 MNOK, compared to a pro forma figure of 1 000 MNOK for the first quarter of 2001. Operating costs were 624 MNOK, resulting in an operating income before R&D of 36.3 MNOK. This compares to pro forma 108.8 MNOK in 2001. The weaker results are primarily associated with lower business volumes in Transmission Networks.

R&D costs in the first quarter were 78.8 MNOK. This compares to 92.1 MNOK for the same period of 2001, and comprises 11.6 per cent of revenues, a decrease from 12.7 per cent last year. The decrease in R&D costs is a result of a lower cost level in the Wireless Broadband Access business area.

The company had a negative operating income of 42.5 MNOK, against a pro forma operating income of (16.7) MNOK for the same period of last year. Transmission Networks had a negative operating income of 53.5 MNOK associated with low capacity utilisation. Satellite Communications had an operating income of 14.4 MNOK, resulting in an operating margin of 8.9 per cent. This is lower than the target, yet still positive in light of total operations. The operating loss for Wireless Broadband Access was 16.7 MNOK, up from a negative 68.3 MNOK in the first quarter last year, and in line with previously announced ambitions. NeraTel had an operating income of 29.8 MNOK, resulting in an operating margin of 14.0 percent, which is very satisfactory.

The Nera Group had a net finance contribution of 6,8 MNOK, and made a negative income before tax of 35.7 MNOK, against an income before tax of 39.9 MNOK pro forma last year. Net income after tax is a negative 24.9 MNOK. Minority interests constitute a negative 10.6 MNOK. Thus, net loss after minority interest during the first quarter was 35.5 MNOK, compared to a net profit of
16.3 MNOK last year.

Nera's balance sheet was 2 826 MNOK at the end of the first quarter, compared to 3 216 MNOK at the start of the year. The balance has been reduced by approximately 400 MNOK since year-end. The decrease is mainly attributable to a reduction in trade receivables. The company's net liquid assets have been reduced as a result of a 185 MNOK payment of debt to Nordiske
Investeringsbanken. The company's equity ratio was 59.8 percent at the end of the quarter.

Liquid assets were 731 MNOK at the end of the quarter. The company had a positive cash flow from operations.


NERATEL, SINGAPORE

In the first quarter Nera consolidated net revenues of 212 MNOK from NeraTel, against a pro forma of 304 MNOK for the same period last year. The revenue decrease is caused by a reduction of revenues in business areas Information Technology and Contract Manufacturing. The Telecommunications business area had an increase in revenues. The operating profit was 29.8 MNOK, and profit before tax was 28.5 MNOK, which is at the same level as last year's pro forma figures.


NEW ORDERS AND ORDER BACKLOG

New orders received by the Nera Group in the first quarter amounted to 632 MNOK. This compares to orders received totalling pro forma 958 MNOK for the same period last year. Within Transmission Networks new orders amounted to 309 MNOK, against 511 MNOK last year, as a result of the weak market situation. New orders of 174 MNOK were received for Satellite Communications and of 35

                                                                     [NERA LOGO]

MNOK for Wireless Broadband Access. This compares to pro forma 239 MNOK and 2 MNOK respectively in the same period last year. Satellite Communications thus upholds the business volumes seen in the second half of 2001, whilst the increase in the broadband activities is larger than expected.

The order backlog at the end of the quarter was 888 MNOK. At the same time in 2001, the pro forma order backlog was 1 500 MNOK. 442 MNOK of the order backlog will be invoiced in the second quarter.

PROSPECTS

There are signs of improvements in the world economy, yet so far it has not had significant effect on the market for telecom equipment. In Nera's main market, transmission, activity is rising, although no substantial increase in new orders is expected in the second quarter over the first quarter. The increased market activities may materialise as new orders and increased sales in the second half of the year, but still great uncertainty surrounds the start of 3G projects and other areas. For 2002 as a whole, a decrease in business volume compared to last year's is expected, and, because of continued price pressure, the operating margin for this part of the Nera Group will remain under pressure. Initiatives to improve product margins and processes to reduce fixed costs in the Transmissions activities are expected to gradually yield results.

After closing of first quarter Nera signed an extended agreement with Nokia concerning a product and development partnership. This partnership may in the short run contribute to larger volumes of SDH products via Nokia, while increasing Nera's striking power through access to Nokia's PDH portfolio. The companies will also cooperate on the development of new radio link technology.

Costs for the broadband business area have stabilised at the cost level indicated at the announcement of preliminary results for 2001. The market is going through an exciting development, i.a. as a result of the attention currently surrounding WLAN solutions, which familiarises the market with wireless broadband solutions. In some countries, e.g. Norway, the demand for ADSL is about to recover. This may be a first sign that the broadband solutions market is about to break. Also within the satellite business there are several interesting opportunities for broadband systems. Yet, Nera does not expect a significant increase of volumes in this business area in 2002, and the business area is expected to contribute a negative result in the range previously communicated.

Volume development and a positive result are expected for Satellite Communications for 2002. The launch of F77, a packet switched solution for maritime communications, may have a positive effect on sales in this market. Negotiations about additional land earth stations contracts are being made. This could also have a positive effect on sales.

After the closing of the quarter, Nera and Inmarsat have entered into a contract for the development of Inmarsat's fourth generation satellite system, BGAN. The agreement, valued at 15 MUSD, comprises primarily development and delivery of a satellite terminal weighing 800-900 grams, with transmission speeds up to 422 kbit/s. The contract secures Nera a position as one of the leading suppliers of mobile satellite communication. Extensive development activities are required before product launch in 2004.

Because of continued low business volume for the Transmission Networks area, the Board expects the company to yield a negative result for Q2 as well. Unless the order intake for the Transmission Networks area improves considerably during the second quarter, avoiding a negative result for 2002 as a whole will prove very challenging.

Nera Board of Directors
Bergen, 29 April 2002

                                 PRESENTATION OF
                            1ST QUARTER 2002 RESULTS


                                                                  OSLO, APRIL 30

Ne02-1E-1                                                            [NERA LOGO]


                                BJORN OVE SKJEIE
                             CHIEF EXECUTIVE OFFICER


Ne02-1E-2                                                            [NERA LOGO]

                           1ST QUARTER - THE OVERVIEW


         - Weak wireless transmission market lead to low business volume in Transmission Networks and negative operating income

         -        NeraTel with strong results

         - Satellite Communications and Wireless Broadband Access in line with plans and expectations

         -        Development of alliances give improved market position

         -        Cost saving activities continues


Ne02-1E-3                                                            [NERA LOGO]


                                   KEY FIGURES

(Amounts in NOK mill.)                                 1ST QUARTER      1ST QUARTER         1ST QUARTER            YEAR
                                                                           2001
                                                            2002         PROFORMA *             2001               2001
------------------------------------------------------------------------------------------------------------------------
ORDERS RECEIVED                                             631.8           957.8              702.9             2,277.4
------------------------------------------------------------------------------------------------------------------------
SALES REVENUE                                               680.7          1000.2              723.8             2,893.3
------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE R&D                                  36.3           108.8               82.7               178.8
------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE SPECIAL CHARGES                     -42.5            16.7               58.9               -91.0
------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                            -42.5            16.7               -9.4              -432.1
------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAX AND MINORITY INTEREST                     -35.6            39.9               21.3              -448.3
------------------------------------------------------------------------------------------------------------------------


             * Proforma includes Nera Telecommunications, Singapore


Ne02-1E-4                                                            [NERA LOGO]

                        ORDERS RECEIVED BY BUSINESS AREAS


(Amounts in NOK mill.)                1ST QUARTER                1ST QUARTER              1ST QUARTER                   YEAR
                                                                     2001
BUSINESS AREAS                            2002                    PROFORMA*                   2001                      2001
-----------------------------------------------------------------------------------------------------------------------------------
Transmission Networks               309         48.9%         511         53.6%         503         71.5%       1,687         74.1%
-----------------------------------------------------------------------------------------------------------------------------------
Satellite Communications            174         27.6%         239         25.6%         199         28.4%         586         25.7%
-----------------------------------------------------------------------------------------------------------------------------------
Wireless Broadband
Access                               36          5.6%           2          0.2%           2          0.3%           4          0.2%
-----------------------------------------------------------------------------------------------------------------------------------
Other Elimination *)                113         17.9%         206         22.3%          -1          0.0%           0          0.0%
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                               632          100%         958          102%         703          100%       2,277          100%
-----------------------------------------------------------------------------------------------------------------------------------


             * Proforma includes Nera Telecommunications, Singapore


Ne02-1E-5                                                            [NERA LOGO]


                            ORDERS RECEIVED BY MARKET

                               [MAP OF THE WORLD]


     PERCENTAGE BY
       REGION BY
    1ST QUARTER 2002


NORWAY             9,8%
UK                 2,4%
REST OF EUROPE    15,7%
ASIA              32,5%
AFRICA             8,1%
AMERICAS          28,2%
OCEANIA            3,3%


Ne02-1E-6                                                            [NERA LOGO]

                           INVOICING OF ORDER BACKLOG*

NOK MILL.

                                  [BAR CHART]


2ST QUARTER 2002                  442
3ND QUARTER 2002                  252
4RD QUARTER 2002                  152
2003 AND LATER                     42
TOTAL                             888


                   * Incl. Nera Telecommunications, Singapore


Ne02-1E-7                                                            [NERA LOGO]

                                   MARKET VIEW

         -        Wireless transmission markets still weak

         -        Indications of improved market development in second half year

         -        Increased activity seen in the Wireless access market

         - Healthy Satellite communications market with interesting opportunities


Ne02-1E-8                                                            [NERA LOGO]

                               NERA'S 2002 GROWTH
                    ASSUMPTIONS FOR THE TRANSMISSION MARKET

% OF WORLDWIDE PTP                           H1                 H2
MARKET IN 2000 IN BRACKETS
------------------------------------------------------------------------
Asia & Pacific                           POSITIVE            POSITIVE
(22%)                                    NEGATIVE
------------------------------------------------------------------------
EMEA                                     NEGATIVE          FLAT/POSITIVE
(48%)
------------------------------------------------------------------------
Latin America & Caribbean                NEGATIVE              FLAT
(19%)
------------------------------------------------------------------------
USA & CANADA                             POSITIVE            POSITIVE
(11%)                                      FLAT
------------------------------------------------------------------------
WORLDWIDE                                NEGATIVE            POSITIVE
------------------------------------------------------------------------

                  * In 2001 H1 was considerably better than H2

                          CHANGES SINCE JANUARY IN RED


Ne02-1E-9                                                           [NERA LOGO]


                               NERA OUTLOOK - 2002

         -        Transmission Networks
                   -   Lower volume
                   -   Margin pressure

         -        Satellite Communications
                   -   Increased volume
                   -   Positive results

         -        Wireless Broadband Access
                   -   Limited but increasing business volume
                   -   Still investment

         -        NeraTel solid performance
                   -   Reduced overall volume
                   -   Profit at same level as 2001


Ne02-1E-10                                                          [NERA LOGO]

                               MANAGEMENT FOCUS 1

         -        Margin improvement actions implemented
                  -   Repackaging Compact ANSI + Nokia ETSI
                  -   Volume production of InterLink
                  -   Sourcing of Electronics modules (incl. Satcom)

         -        Cost saving activities initiated

                  - Reduction of no employees 100 in Q1, 340 since Q3 2001 and to be continued
                  -   S&A level reduced by 40 MNOK YoY (ex. Nera Tel.)
                  -   Reduced burn-rate - R&D programs
                  -   Tail end production NL290 outsourced in full
                  - Further cost reduction programs to be implemented, dependent on development


Ne02-1E-11                                                           [NERA LOGO]


                               MANAGEMENT FOCUS 2

         -        Strengthen market position

                  -   Nokia agreement
                  -   Expand co-operation with system integrators
                  -   Win frame agreements 3G
                  -   New account oriented market approach

         -        Secure operational control and financial flexibility

                  -   New organisation implemented from April 02
                  - Cash positive operation, defending our ability to sustain and expand


Ne02-1E-12                                                           [NERA LOGO]

                                   KEY EVENTS

         -        Improved competitive edge with Nokia-agreement

         - New InterLink product series in the market - most modern product of its kind

         -        Nera and Inmarsat agreement on BGAN-terminal

         - Commercial launch of packet switch data to ships, the F77-terminal

         -        Agreements with Eutelsat and Telenor fulfilled

         -        New contracts for broadband satellite equipment won


Ne02-1E-13                                                           [NERA LOGO]


                                  GOING FORWARD

         -        Short term target; regain profitability

         - Cost saving and margin improvement programs implemented and continuous evolution

         -        Development of alliances give improved market position

         -        Robust financial situation to meet a challenging period

                   WIRELESS COMMUNICATIONS; A LONG TERM GROWTH
                   MARKET - NERA WELL PREPARED FOR THE UPTURN


Ne02-1E-14                                                           [NERA LOGO]

                                 BJORN OLAFSSON
                             CHIEF FINANCIAL OFFICER



Ne02-1E-15                                                           [NERA LOGO]


                           IMPORTANT FINANCIAL ISSUES


         -        Down payment of bank facility totalling MUSD 21

         - Maintained solidity (59,7 per cent equity ratio) and net cash position

         -        De-listing from Nasdaq announced today


Ne02-1E-16                                                           [NERA LOGO]

                                INCOME STATEMENTS

        (Amounts in NOK mill.)                       1ST QUARTER   1ST QUARTER  1ST QUARTER        YEAR
                                                                      2001
                                                          2002      PROFORMA*       2001           2001
        ------------------------------------------------------------------------------------------------
        ORDERS RECEIVED                                  631.8        957.8         702.9        2,277.4
        SALES REVENUE                                    680.7      1,000.2         723.8        2,893.3
        Operating expenses                              -623.8       -866.1        -620.1       -2,626.6
        Depreciation                                     -20.8        -25.3         -21.0          -87.9
        ------------------------------------------------------------------------------------------------
        OPERATING INCOME BEFORE R&D                       36.3        108.8          82.7          178.8
        ------------------------------------------------------------------------------------------------
        Research and Development                         -78.8        -92.1         -92.1         -346.9
        ------------------------------------------------------------------------------------------------
        OPERATING INCOME BEFORE RESTRUCT.
        AND WRITEDOWNS                                   -42.5         16.7          -9.4         -168.1
        ------------------------------------------------------------------------------------------------
        Restruct. and writedowns                             0          0.0           0.0         -264.0
        ------------------------------------------------------------------------------------------------
        OPERATING INCOME                                 -42.5         16.7          -9.4         -432.1
        ------------------------------------------------------------------------------------------------
        Income from investments in associated comp.       -0.4         -0.4           8.7           30.2
        Writedown of project financing                       0          0.0           0.0         -106.1
        Net financial items                                7.2         23.6          21.9           59.8
        ------------------------------------------------------------------------------------------------
        INCOME BEFORE TAXES AND MINORITY INTEREST        -35.7         39.9          21.3         -448.3
        ------------------------------------------------------------------------------------------------
        Taxes                                             10.8        -13.9          -4.3           81.3
        ------------------------------------------------------------------------------------------------
        NET INCOME (LOSS)                                -24.9         26.0          17.0         -367.0
        ------------------------------------------------------------------------------------------------
        Minority interest                                -10.6         -9.7           0.0           -3.7
        ------------------------------------------------------------------------------------------------
        NET INCOME (LOSS) AFTER MINORITY INTEREST        -35.5         16.3          17.0         -370.7
        ------------------------------------------------------------------------------------------------


             * Proforma includes Nera Telecommunications, Singapore


Ne02-1E-17                                                           [NERA LOGO]


                     OPERATING PROFIT BEFORE SPECIAL CHARGES
                                BY BUSINESS AREAS


        (Amounts in NOK mill.)         1ST QUARTER     1ST QUARTER     1ST QUARTER        YEAR
                                                          2001
        BUSINESS AREAS                    2002          PROFORMA *        2001            2001
        --------------------------------------------------------------------------------------
        TRANSMISSION NETWORKS            -53.5            50.4            47.3           161.7
        SATELLITE COMMUNICATIONS          14.4            16.7            15.9            64.8
        WIRELESS BROADBAND ACCESS        -16.7           -68.3           -68.3          -258.5
        OTHER/
        ELIMINATION                       13.3            17.9            -4.3           -59.1
        --------------------------------------------------------------------------------------
        TOTAL (BEFORE RESTRUCTURING)     -42.5            16.7            -9.4           -91.1
        --------------------------------------------------------------------------------------


             * Proforma includes Nera Telecommunications, Singapore


Ne02-1E-18                                                           [NERA LOGO]

                                  GROSS MARGINS


         -        Gross margins Transmission Networks from high 20's to low 20's

         -        Gross margins in Satellite Communications stable in mid 30's

         -        Nera Telecom Singapore stable gross margins


Ne02-1E-19                                                           [NERA LOGO]


                       NERA TELECOMMUNICATIONS, SINGAPORE
                              SPLIT ON NERA SEGMENT
                               REPORTING Q1 - 2002


(Amounts in NOK mill.)

           SEGMENTS   TRANSMISSION        SATELLITE          WBA           OTHER/          NERA TEL.
THIRD      SPLIT                                                       ELIMINATION           TOTAL
PARTY                                                                                   (THIRD PARTY)
-----------------------------------------------------------------------------------------------------
ORDERS                     42                33               1            113                189
-----------------------------------------------------------------------------------------------------
REVENUES                   80                10               1            121                212
-----------------------------------------------------------------------------------------------------
OEAD                      6.1               1.5            -0.2           22.4               29.8
-----------------------------------------------------------------------------------------------------
                                    TELECOM DIVISION                  IT DIVISION
                                                                       AND CONTR.
                                                                     MANUFACTURING


Ne02-1E-20                                                           [NERA LOGO]

                                 BALANCE SHEETS

        (AMOUNTS IN NOK MILL.)                     31.03.02         31.12.01          31.03.01
                                                                                          *
        --------------------------------------------------------------------------------------
        Deferred tax assets                          140.3            113.5              25.8
        Goodwill                                      22.5             23.7             118.2
        Property, plant, equipment                   257.7            268.1             195.6
        Financial non-current assets                 213.4            219.9             425.1
        --------------------------------------------------------------------------------------
        NON-CURRENT ASSETS                           633.9            625.2             764.6
        --------------------------------------------------------------------------------------
        Inventories                                  493.9            534.7             343.1
        Trade receivables                            604.4            781.6             721.2
        Other receivables                            362.5            375.2             406.3
        Cash and cash equivalents                    730.8            899.5           1,325.4
        --------------------------------------------------------------------------------------
        CURRENT ASSETS                             2,191.7          2,591.0           2,796.0
        --------------------------------------------------------------------------------------
        TOTAL ASSETS                               2,825.6          3,216.2           3,560.6
        --------------------------------------------------------------------------------------
        Shareholder's equity                       1,688.8          1,728.1           1,996.7
        Long-term liabilities                         80.7            101.8              95.4
        Current liabilities                        1,056.2          1,386.3           1,468.6
        --------------------------------------------------------------------------------------
        TOTAL EQUITY AND LIABILITIES               2,825.6          3,216.2           3,560.6
        --------------------------------------------------------------------------------------
        Interest bearing current liabilities           7.8            192.3             251.4
        Interest bearing long-term liabilities         7.6             8.4
        Minority interest of equity                  167.6           157.1
        --------------------------------------------------------------------------------------


                       * Nera Tel. Singapore NOT included


Ne02-1E-21                                                           [NERA LOGO]

                            STATEMENTS OF CASH FLOWS

(AMOUNTS IN NOK MILL.)                                        1ST QUARTER  1ST QUARTER  1ST QUARTER      YEAR
                                                                            2002 EXCL.
                                                                  2002      SINGAPORE       2001         2001
--------------------------------------------------------------------------------------------------------------
Net income (loss)                                                -24.9        -46.2         17.0        -367.0
Depreciation                                                      20.8         16.4         21.0          87.9
Writedowns on goodwill and other non-current assets               -1.9         -1.9                      236.4
Change in inventories, account receivables/payables
and other working capital items                                  124.6         94.4         34.8         -77.9
Other adjustments to operation activities                        -86.6        -67.0        -20.1        -205.9
--------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES               31.9         -4.3         52.7        -326.5
--------------------------------------------------------------------------------------------------------------
Proceeds from sale of property, plant and equipment                0.9          0.9          0.2           1.0
Capital expenditures                                             -13.7        -10.8        -30.6        -129.1
Other investments and sales                                        7.9          7.2        -15.4         135.1
--------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES               -4.8         -2.7        -45.8           7.0
--------------------------------------------------------------------------------------------------------------
Proceeds from issuance of shares                                                             2.5           5.2
Changes, own shares                                                                                      -26.8
Dividends paid                                                                                           -27.1
Net change in debt                                              -185.3       -184.5         -2.1         -59.6
--------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES             -185.3       -184.5          0.4        -108.3
--------------------------------------------------------------------------------------------------------------
Effect of changes in currency exchange rates                     -10.4        -11.6         -2.2           7.0
--------------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                         -168.6       -203.1          5.1        -420.8
--------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD         899.5        795.7      1,320.3       1,320.3
--------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD               730.9        592.6      1,325.4         899.5
--------------------------------------------------------------------------------------------------------------


Ne02-1E-22                                                           [NERA LOGO]

                              FINANCIAL KEY FIGURES

31.03.02        (AMOUNTS IN NOK MILL.)                             2001      2000       1999
--------------------------------------------------------------------------------------------
     681        SALES REVENUE                                     2,893     2,550      2,766
--------------------------------------------------------------------------------------------
   -35.5        NET INCOME (LOSS) AFTER MINORITY INTEREST          -371       136        208
--------------------------------------------------------------------------------------------
   -0.29        EARNINGS PER SHARE (NOK)                          -3.02      1.22       2.16
--------------------------------------------------------------------------------------------
   17.70        SHARE PRICE AS AT END OF PERIOD (NOK)             19.40     38.50      37.50
--------------------------------------------------------------------------------------------
    n.a.        P/E                                                n.a.      32.0       17.6
--------------------------------------------------------------------------------------------
   1,689        EQUITY (INCL. MINORITY INTEREST)                  1,728     1,977        970
--------------------------------------------------------------------------------------------
    59.8        EQUITY RATIO (%)                                   53.7      56.9       42.7
--------------------------------------------------------------------------------------------
   167.6        MINORITY INTEREST                                 157.0         -          -
--------------------------------------------------------------------------------------------
   12.32        EQUITY PER SHARE EXCL. MINORITY INTEREST (NOK)    12.85     16.09      10.09
--------------------------------------------------------------------------------------------
       -        DIVIDENDS (NOK)                                    0.00      0.22       0.20
--------------------------------------------------------------------------------------------
   1,726        NUMBER OF EMPLOYEES (END OF PERIOD)               1,820     1,340      1,406
--------------------------------------------------------------------------------------------


Ne02-1E-23                                                           [NERA LOGO]


                                   THANK YOU



Ne02-1E-24                                                           [NERA LOGO]

                                    APPENDIX




Ne02-1E-25                                                           [NERA LOGO]


                         SALES REVENUE BY BUSINESS AREAS


(AMOUNTS IN NOK MILL.)              1ST QUARTER                        1ST QUARTER          1ST QUARTER             YEAR
                                                                          2001
BUSINESS AREAS                          2002                             PROFORMA*              2001                2001
-----------------------------------------------------------------------------------------------------------------------------
Transmission Networks             378          55.2%                564        56.5%       559       77.2%     2,222    76.8%
-----------------------------------------------------------------------------------------------------------------------------
Satellite Communications          161          23.6%                160        16.0%       155       21.4%       599    20.7%
-----------------------------------------------------------------------------------------------------------------------------
Wireless Broadband
Access                             20           2.9%                 12         1.2%        12        1.6%        47     1.6%
-----------------------------------------------------------------------------------------------------------------------------
Other/
Elimination                       122          17.9%                264        26.4%        -2       -0.2%        25     0.9%
-----------------------------------------------------------------------------------------------------------------------------
Total                             681           100%              1,000         100%       724        100%     2,893     100%
-----------------------------------------------------------------------------------------------------------------------------

             * Proforma includes Nera Telecommunications, Singapore


Ne02-1E-26                                                           [NERA LOGO]

                          KEY FIGURES PER 31 MARCH 2002


                                               31.03.02        31.03.01
-----------------------------------------------------------------------
-      Operating margin (1) before R&D            5,4%           10,9%
-      R&D in percent of sales revenue           11,6%            9,2%
-      Operating margin(2) = Operating
       income in percent of sales revenue        -6,2%            1,7%
-      Earnings per share                   NOK -0,29        NOK 0,14


Ne02-1E-27                                                           [NERA LOGO]


                            QUARTERLY ORDERS RECEIVED
                                BY BUSINESS AREAS


(AMOUNTS IN NOK MILL.)                  1Q                4Q                 3Q                 2Q               1Q
BUSINESS AREAS                         2002              2001               2001               2001             2001
--------------------------------------------------------------------------------------------------------------------------
TRANSMISSION NETWORKS             309      48.9%     350     73.3%      337     74.9%      501     77.0%    503      71.5%
--------------------------------------------------------------------------------------------------------------------------
SATELLITE COMMUNICATIONS          174      27.6%     133     27.8%      112     25.0%      142     22.0%    199      28.4%
--------------------------------------------------------------------------------------------------------------------------
WIRELESS BROADBAND
ACCESS                             36       5.6%      -4     -0.9%        0      0.0%        7      1.0%      2       0.3%
--------------------------------------------------------------------------------------------------------------------------
OTHER/
ELIMINATION *)                    113      17.9%      -1     -0.2%        1      0.1%       -4      0.0%     -1      -0.2%
--------------------------------------------------------------------------------------------------------------------------
TOTAL                             632       100%     478      100%      450      100%      646      100%    703       100%
--------------------------------------------------------------------------------------------------------------------------


Ne02-1E-28                                                           [NERA LOGO]

                             QUARTERLY SALES REVENUE
                                BY BUSINESS AREA


(AMOUNTS IN NOK MILL.)                  1Q                   4Q                   3Q               2Q                 1Q
BUSINESS AREAS                         2002                 2001                 2001             2001               2001
-------------------------------------------------------------------------------------------------------------------------------
TRANSMISSION NETWORKS             378       55.5%      561        72.5%     504      78.3%    599     79.7%     558       77.2%
-------------------------------------------------------------------------------------------------------------------------------
SATELLITE COMMUNICATIONS          161       23.6%      173        22.3%     128      20.0%    144     19.1%     155       21.4%
-------------------------------------------------------------------------------------------------------------------------------
WIRELESS BROADBAND
ACCESS                             20        2.9%       16         2.0%      11       1.7%      9      1.2%      12        1.6%
-------------------------------------------------------------------------------------------------------------------------------
OTHER/
ELIMINATION                       122       17.9%       25         3.2%       0       0.0%      0      0.0%      -2        0.0%
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                             681        100%      774         100%     643       100%    752      100%      723       100%
-------------------------------------------------------------------------------------------------------------------------------


Ne02-1E-29                                                           [NERA LOGO]

                           ORDERS RECEIVED BY MARKET


(AMOUNTS IN NOK MILL.)             1ST QUARTER            1ST QUARTER           1ST QUARTER            YEAR
                                                              2001
MARKET                                 2002                 PROFORMA*               2001               2001
----------------------------------------------------------------------------------------------------------------
NORWAY                            62         9.8%       104        10.8%        53       8.9%      291     12.8%
----------------------------------------------------------------------------------------------------------------
UK                                15         2.4%        22         2.3%        20      15.2%       96      4.2%
----------------------------------------------------------------------------------------------------------------
REST OF EUROPE                    99        15.7%       182        19.0%       167      31.5%      547     24.0%
----------------------------------------------------------------------------------------------------------------
AMERICA                          178        28.2%       205        21.4%       169      26.0%      674     29.6%
----------------------------------------------------------------------------------------------------------------
AFRICA                            51         8.1%        10         1.1%        10       4.9%       56      2.4%
----------------------------------------------------------------------------------------------------------------
ASIA                             205        32.5%       431        45.0%       280      12.4%      590     25.9%
----------------------------------------------------------------------------------------------------------------
OCEANIA                           21         3.3%         4         0.4%         4       1.1%       23      1.0%
----------------------------------------------------------------------------------------------------------------
TOTAL *)                         632         100%       958         100%       703       100%    2,277      100%
----------------------------------------------------------------------------------------------------------------


             * Proforma includes Nera Telecommunications, Singapore


Ne02-1E-30                                                           [NERA LOGO]

                             SALES REVENUE BY MARKET


(AMOUNTS IN NOK MILL.)             1ST QUARTER             1ST QUARTER        1ST QUARTER              YEAR
                                                               2001
MARKET                                2002                   PROFORMA*             2001                2001
-----------------------------------------------------------------------------------------------------------------
NORWAY                           45          6.7%         91         9.1%     45        6.3%       288       9.9%
-----------------------------------------------------------------------------------------------------------------
UK                               21          3.1%         77         7.7%     75       10.3%       202       7.0%
-----------------------------------------------------------------------------------------------------------------
REST OF EUROPE                  110         16.1%        138        13.8%    129       17.6%       559      19.3%
-----------------------------------------------------------------------------------------------------------------
AMERICA                         186         27.4%        294        29.4%    257       35.6%       815      28.2%
-----------------------------------------------------------------------------------------------------------------
AFRICA                           33          4.9%         59         5.9%     59        8.2%       190       6.6%
-----------------------------------------------------------------------------------------------------------------
ASIA                            274         40.2%        276        27.6%     94       13.0%       672      23.2%
-----------------------------------------------------------------------------------------------------------------
OCEANIA                          11          1.7%         65         6.5%     65        9.0%       169       5.8%
-----------------------------------------------------------------------------------------------------------------
TOTAL                           681          100%      1,000         100%    724        100%     2,893       100%
-----------------------------------------------------------------------------------------------------------------


             * Proforma includes Nera Telecommunications, Singapore


Ne02-1E-31                                                           [NERA LOGO]


                          OPERATING MARGINS* BEFORE R&D


                                  [BAR GRAPH]

1997         11.4%
1998          9.0%
1999         14.2%
2000         15.3%
2001          6.2%
Q1 2001      17.6%
Q1 2002       5.4%

* OPERATING INCOME BEFORE R&D AS % OF SALES REVENUE

(1) ADJUSTED FOR SPECIAL CHARGES


                             RESEARCH & DEVELOPMENT

                                  [BAR GRAPH]

MNOK

1997                   204         (6.9%)*
1998                   200         (6.6%)*
1999                   216         (7.8%)*
2000                   287        (11.3%)*
2001 PER QUARTER        92           99            78          78         (12.0%)*        347
2002 PER QUARTER        79        (11.6%)*

* R&D AS % OF SALES REVENUE


Ne02-1E-32                                                           [NERA LOGO]